September 24, 2008	Kevin M. Houlihan 202-457-6437 khoulihan@pattonboggs.com

Mr. Michael R. Clampitt

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington DC 20549-4561

Re:	First Place Financial Corp.—Registration Statement on Form S-4, Filed July 31, 2008 File No. 333-152681

Dear Mr. Clampitt:

On behalf of First Place Financial Corp. (the “Company”), we hereby enclose for filing the Company’s Pre-Effective Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment”). The Amendment includes revisions made in response to the comments contained in your letter to Mr. Steven R. Lewis dated August 13, 2008. This letter serves as the Company’s response to the August 13, 2008 letter. For convenience we have preceded each of the Company’s responses with the Commission staff’s comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement and the Amendment.

Form S-4

Forepart of Registration Statement

1. Please advise the staff as to how you determined that Rule 457(o), rather than 457(f), was the rule in accordance with which the registration fee was to be calculated.

The registration statement has been revised to calculate the registration fee in accordance with Rule 457(f).

Prospectus Cover Page

2. Please state the title and amount of securities offered. Refer to Item 501(b)(2) of Regulation S-K.

The title and amount of securities offered has been changed in accordance with this comment.

3. Disclose on the cover page that Camco shareholders will not know at the time of the vote the number of shares they will receive.

The cover page has been revised to disclose the requested information.

4. Please provide the information required by Item 501(b)(4) of Regulation S-K. We note your disclosure on page 76 and elsewhere in the document; however, this information is required to be disclosed on

Mr. Michael R. Clampitt

September 24, 2008

the prospectus cover page.

The prospectus cover page has been revised to provide the information required by Item 501(b)(4) of Regulation S-K.

5. Although you currently provide hyperlink text to the risk factors section, a more prominent method of highlighting the cross-reference to the risk factors section would be helpful. Please revise accordingly. Refer to Item 501(b)(5) of Regulation S-K.

The document has been revised in accordance with the comment.

Summary

General

6. Please include an illustrative table using a reasonable range of price of First Place’s common stock with columns indicating the respective exchange ratios and other relevant information to help Camco shareholders evaluate the range of values they may receive in exchange for their shares. We note your disclosure on page 7.

The document has been revised at page 7 in accordance with the comment.

7. Please disclose the historical stock prices of First Place’s common stock over the last 90 days.

The document has been revised at page 7 in accordance with the comment.

8. Since the amount of consideration to be received by Camco shareholders will not be determined until after the vote, please disclose the anticipated time period between the date of vote and merger completion.

The document has been revised at page 7 in accordance with the comment.

9. Please advise the staff as to whether you considered providing a 1-800 number, or some alternative means, whereby Camco shareholders would be able to regularly learn the number of shares to be received as of the latest practicable date.

Camco shareholders can call the phone number provided in the section “Questions and Answers about First Place’s Acquisition of Camco” with any questions about the merger, including information related to the exchange ratio.

10. Noting that the consideration to be paid is part stock and part cash and that shareholders do not make their election at the same time as their vote, please advise the staff of the consideration given to the applicability of the tender offer rules to the cash election. Refer to Release No. 33-5927.

The proposed transaction is a merger containing a cash option feature which is provided to Camco shareholders prior to the vote on the merger agreement. In reviewing the tender offer rules, and determining whether the cash option feature constituted a tender offer within the provisions of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, First Place reviewed and relied upon Commission’s Release No. 33-5927 affirmed by Commission Release No. 34-16385, which indicated that with regards to such a transaction, the Commission’s Division of Corporate Finance will not take the position that a tender offer is involved and will not suggest that a

Mr. Michael R. Clampitt

September 24, 2008

filing on Schedule 14D-1 be made. First Place followed the Commission’s view that the Camco shareholder’s election to receive cash or securities of First Place as consideration for the Camco shares surrendered is part of the Camco shareholder’s investment decision whether to vote for or against the merger proposal, since the election occurs during the same time period that the Camco shareholder votes on the merger proposal.

Risk Factors

11. The risk factors section must immediately follow the summary section. Please revise. Refer to Item 503(c) of Regulation S-K.

The location of the Risk Factors in the document has been revised in accordance with the comment.

12. The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer assurances. For example, you state that you cannot assure investors that additional financing sources would be available to First Place if needed or, if available, on favorable terms. Instead of stating the company’s inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

The Risk Factors have been revised in accordance with the comment.

13. We note that the merger agreement grants Camco the right to terminate the transaction if the 25-day average closing price of First Place common stock falls below $11.20. However, it appears that Camco may nevertheless elect to continue with the transaction rather than exercise its termination rights. Thus, where the board fails to terminate the agreement, it appears that Camco shareholders may receive in exchange for their shares an amount of First Place common stock that is less than $10.86. Please include a risk factor that addresses this issue, including the factors the board will consider in deciding whether to exercise its walk-away rights.

An additional risk factor addressing this comment has been included at page 15.

The Acquisition

Federal Income Tax Consequences, page 71

14. Please revise to reflect that the discussion is based on an opinion of counsel that has been filed.

The document has been revised at page 71 in accordance with the comment.

Where You Can Find More Information, page 94

15. You have elected to incorporate by reference into the prospectus certain reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year. However, it appears that you have excluded certain filings that should be incorporated by reference pursuant to the instructions on Form S-4. In particular, you have excluded First Place’s Form 8-K, filed on April 2, 2008. Please amend your filing to so incorporate. Refer to Item 11(a)(2) of Form S-4.

Item 11(a)(2) of Form S-4 requires filings made since the end of the fiscal year covered by the annual report referred to in Item 11(a)(1). First Place has incorporated by reference its annual report for the fiscal year ended June 30, 2008. Accordingly, this document has been amended to include only certain filings made since that date.

Mr. Michael R. Clampitt

September 24, 2008

16. Please revise to clarify what documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act will be incorporated by reference from the date of the initial registration statement rather than from “the date of this document.” In addition, please clarify that such documents will be incorporated until the meetings of security holders of First Place and Camco, respectively. Currently it is unclear whether “the date of this document” refers to the date of the initial registration statement or the final prospectus. Additionally, it is unclear whether incorporation by reference will continue after the first of the special meetings to occur. Thus, it is unclear whether you have complied with the Form S-4 Requirements.

The document has been revised at pages 120 and 121 in accordance with the comment.

Item 22. Undertakings, page II-4

17. Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

The document has been revised at page II-5 in accordance with the comment.

Signature Page

18. Please identify those individuals signing the registration statement who hold the positions of principal finance officer and controller or principal accounting officer. Refer to Instruction 1 to the Signatures section of Form S-4.

The signature page has been revised at page II-6.

Exhibits

Exhibit 8.0

19. You may limit reliance on the opinion with regard to purpose, but not person. Please revise.

The tax opinion has been revised in accordance with the comment. Please see Exhibit 8.0.

Mr. Michael R. Clampitt

September 24, 2008

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.457.6437, by fax at 202.457.6315 or by email at khoulihan@pattonboggs.com.

Very truly yours,

/s/ Kevin Houlihan

Kevin Houlihan